22003147

ION

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SEC Mail Processing

MAR 01 2022

Washington, DC

# ANNUAL REPORTS FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-68358 |

**FACING PAGE - PUBLIC**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCS Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**30 Hudson Yards**
(No. and Street)

| **New York** | **NY** | **10001** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **John Knox** | **212-659-2022** | **John.Knox@kkr.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Deloitte & Touche LLP**
(Name – if individual, state last, first, and middle name)

| **30 Rockefeller Plaza** | **New York** | **NY** | **10112** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **10/20/2003** | |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## MCS CAPITAL MARKETS LLC

### TABLE OF CONTENTS

**This filing** contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (c) Statement of loss.
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in member's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors. (Not applicable).
☑ (g) Notes to financial statement.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 as applicable.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital and the reserve requirements under 17 CFR 240.15c3-3, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (Not applicable).
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5, as applicable. (Filed separately).
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statement under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, asapplicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 FR 240.17a-5 or 17 CFR 240.18a-7, asapplicable.(Filed separately).
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. (Filed separately).
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

---

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCS Capital Markets LLC
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

# STATEMENT OF FINANCIAL CONDITION
# AS OF DECEMBER 31, 2021
# AND
# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors MCS Capital Markets LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2013.

## MCS CAPITAL MARKETS LLC

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 12,278,210 |
| Prepaid expenses and other assets | | 27,060 |
| **TOTAL ASSETS** | | 12,305,270 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts payable and accrued expenses | | 54,000 |
| Total liabilities | | 54,000 |
| Commitments and contingencies (See Note 3) | | |
| Member's equity | | 12,251,270 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 12,305,270 |

The accompanying notes are an integral part of this financial statement.

**1. Organization and Business**

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. Effective in November 2016, KKR Capital Markets Holdings L.P. ("KCMH") became the sole owner of MerchCap. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. Inc. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements. KKR operates through two reportable segments due to the acquisition of Global Atlantic, which represents a separate reportable segment. The Asset Management segment, which includes capital markets activities of the Company, represents KKR's business separate from its insurance operations and what previously was identified as one operating and reportable segment. The Asset Management segment continues to reflect how the chief operating decision makers allocate resources and assess performance in the asset management business, which includes operating collaboratively across asset management business lines.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company chose to suspend primary operations in 2017, and accordingly has not recorded any investment banking revenue. Previously, the Company's primary operations were to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets. The Parent and its affiliates plan to continue to support the operations of the Company to the extent needed.

**2. Summary of Significant Accounting Policies**

**Basis of presentation**

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

**Cash and cash equivalents**

Generally, the Company considers liquid short-term investments, including money market funds, with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $12,250,149, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NApV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

**Financial instruments not measured at fair value**
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, and Accounts payable and accrued expenses.

**Income tax**
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year loss, the Company has not recorded a tax liability payable to the Parent.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2021, these differences were immaterial.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, KCMH is subject to examination by federal, state and local income tax regulators. As of December 31, 2021 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2018 through 2020.

**Related party**
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. To the extent that such allocable costs are Covered Costs, the Company is not required to reimburse KCMH and its affiliate. Accordingly, the Company records such Covered Costs as noncash capital contributions.

**Recently Issued Accounting Pronouncements**

On December 18, 2019, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. This guidance eliminates the exceptions to the incremental approach, to accounting for basis differences when there are changes in ownership of foreign investments, and to interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance also simplifies the application of tax guidance related to franchise taxes, transactions with government entities, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. The guidance is effective for public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2020, including interim period within those fiscal years. KKR adopted the standard effective January 1, 2021. The adoption of this new guidance did not have a significant impact on the financial statement of the Company.

## 3. Commitments and Contingences

**Litigation**

From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. The Company believes that these matters will not have a material impact upon the financial statement.

## 4. Related party and affiliate transactions

**Noncash equity compensation**

KKR and its affiliates allocate certain noncash equity compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

## 5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

**KKR Holdings Units**

Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into common stock of its publicly traded affiliate, KKR & Co. Inc., on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a

minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

On February 25, 2016 certain senior employees of the Parent were granted units in KKR Holdings subject to market conditions and service based vesting. On November 2, 2016 these awards were modified to eliminate the market condition vesting requirement, and instead the awards have service based vesting in equal installments over a five year period. As of June 30, 2021, all compensation associated with these KKR Holdings units has been recognized.

**Service-Vesting Awards**

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

As of December 31, 2021, there was approximately $22,630 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. That unrecognized compensation expense is expected to be recognized over the vesting period as follows:

| Year | Unrecognized Expense (in millions) |
|---|---|
| 2022 | $ 0.013 |
| 2023 | 0.008 |
| 2024 | 0.002 |
| 2025 | 0.000 |
| 2026 and after | 0.000 |
| Total | $ 0.023 |

**6. Regulatory Requirements**

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2021 the Company had net capital of $11,979,207 which exceeded the required net capital of $250,000 by $11,729,207.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has no possession or control obligations under SEA Rule 15c3-3 (b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**7. Risks and Uncertainties**

The novel strain of coronavirus ("COVID-19") has caused, and continues to cause in certain cases, severe disruptions to the U.S. and global economies. The outbreak of COVID-19 and the actions taken in response have had far reaching impact on the U.S. and global economies, contributing to significant volatility in the financial markets, resulting in increased volatility in currencies, interest rates, and equity prices (including our common stock). Shutdowns in some locations has caused furloughs and layoffs. Furthermore, supply chain disruptions has caused wage, freight and material prices to rise, resulting in margin pressure in certain sectors. Although a number of vaccines for COVID-19 have been developed and have been deployed in certain countries, including the United States, the timing for widespread vaccination and immunity is uncertain, and these vaccines may be less effective against new mutated strains of the virus.

Given the ongoing nature of the pandemic, at this time the Company cannot reasonably predict the ultimate impact that COVID-19 will have on the business, financial performance and operating results of the Company.

**8. Subsequent Events**

The Company evaluated subsequent events through the date the financial statement was issued. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

* * * * *